ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31,2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt and Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza / 55 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Gilman (212) 504 - 9360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum + Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt and Cross, Incorporated, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTHY ENG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EN6195470
Qualified In New York County
My Commission Expires Oct. 27, 2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS , INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2017

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Roosevelt & Cross, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated, (the "Company"), as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2018

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2017

ASSETS

Cash and cash equivalents	$ 1,074,552
Receivables from joint accounts	1,322,388
Interest receivable - state and municipal government obligations	185,076
Securities owned, state and municipal government obligations, at fair value	50,643,308
Escrow and Collateral Deposits	550,043
Prepaid expenses and other current assets	492,799
Good faith deposits	348,900
Loans receivable - employees	26,800
Property and Equipment, at cost, less accumulated depreciation and amortization of $ 2,255,701	277,994
Deposits	7,610
Total assets	$ 54,929,470

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2017

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to Clearing Broker	$ 25,775,907
Accrued expenses and taxes payable	1,888,683
Total liabilities	27,664,590
Commitments and Contingencies	
Stockholders' Equity	
Common stock, $10 par value; 500,000 shares authorized; 179,627 shares issued and outstanding	1,796,270
Additional paid-in capital	19,552,414
Retained earnings	5,916,196
Total stockholders' equity	27,264,880
Total liabilities and stockholders' equity	$ 54,929,470

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

Income	
Trading profits	$ 17,787,335
Interest	942,752
Other income	1,502,747
Total income	$20,232,834
Operating Expenses	
Employee compensation and benefits	13,888,097
Floor brokerage , exchange and clearance fees	1,188,077
Communications and data processing	1,606,587
Interest	12,018
Occupancy	716,145
Other expenses	1,891,934
Depreciation and amortization	132,190
Total operating expenses	19,435,048
Income before income taxes	797,786
Income Taxes	110,490
Net Income	687,296

The accompanying notes are an integral part of these financial statements.   6

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock, $10 Par Value		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at January 1, 2017	340,070	$3,400,700	$32,122,000	$14,794,708	$50,317,408
Net income				687,296	687,296
Sale of shares of common stock	9,133	91,330	1,259,989		1,351,319
Redemption of shares of common stock	(169,576)	(1,695,760)	(13,829,575)	(9,565,808)	(25,091,143)
Balance at December 31, 2017	179,627	$1,796,270	$19,552,414	$5,916,196	$27,264,880

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,2017

Cash Flows From Operating Activities	
Net income	$ 687,296
Adjustments to reconcile net income to net cash Provided by operating activities	
Depreciation and amortization	132,190
Changes in operating assets and liabilities	
Receivables from joint accounts	(1,189,384)
Interest receivable - state and municipal government obligations	100,566
Securities owned:	
State and municipal government obligations, at fair value	(7,246,088)
Good faith deposits	(31,200)
Due from broker	5,655,506
Prepaid expenses and other current assets	(414,079)
Due to broker	25,775,907
Accrued expenses and taxes payable	321,962
Net cash provided by operating activities	23,792,676
Cash Flows from Investing Activities	
Loans to employees	(13,900)
Purchase of Equipment	(30,694)
Net cash used in investing activities	(44,594)
Cash Flows from Financing Activities	
Sale of common stock	1,351,319
Redemption of common stock	(25,091,143)
Net cash used in financing activities	(23,739,824)
Net increase in cash and cash equivalents	8,258
Cash and cash equivalents - beginning	1,066,294
Cash and cash equivalents - ending	$ 1,074,552
Supplemental Disclosures of Cash Flow Information	
Interest paid	$139,468
Income taxes paid	$125,821

The accompanying notes are an integral part of these financial statements.

NOTE 1 - **NATURE OF OPERATIONS**

Roosevelt & Cross, Incorporated ("the Company"), founded in 1946, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a leading senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, and the New England States.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the Northeast. The Company's principal office is in New York City, with branch offices in Buffalo, NY, East Hartford, CT, Warren, NJ, Providence, RI and Boston, MA.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 2 -

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less when acquired.

Securities Owned, State and Municipal Government Obligations

Investments in marketable debt securities owned and securities sold, not yet purchased, and are carried at fair value, with unrealized gains and/or losses recognized in the current earnings.

Fair Value

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

9

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to obligations to the Company's clearing broker from a compilation of all securities activities.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB Accounting Standard Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss Is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Redemption of the Company's Common Stock

The Company issues and redeems its shares of common stock to its employees at their book value, which approximates fair value determined in accordance with the Stockholder Agreement. The sales proceeds of shares redeemed to an employee by the Company is applied first to its par value, next to additional paid-in capital to the extent of amount credited earlier on issuance to the same employee determined on a first-in first out basis, and the balance of the redemption amount if any, to retained earnings.

Revenue Recognition

Principal transactions include unrealized gains and losses resulting from market

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Revenue Recognition (Continued)

Price fluctuations that occur while holding positions in trading security inventory. Commission revenue and related clearing expenses are recorded on a settlement-date basis as security transactions occur. Profit and loss arising from all securities transactions entered into for the account and risk of the Company is recorded on a settlement-date basis. Investment advisory fee income is earned when the services are performed. Income from underwriting activities is recognized with settlement of each transaction. Interest income is recognized on an accrual basis. The recording of transactions on settlement date basis does not vary materially from the trade date basis.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or Regular state income taxes is reflected in the financial statement. However the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provision has been made.

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2014 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Advertising Costs

In accordance with FASB Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs of $5,578 were expensed as incurred for the year ended December 31, 2017.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued amended guidance for revenue recognition. Subsequently, the FASB issued an amendment to defer for one year the effective date of the new guidance on revenue recognition, as well as issued additional clarifying amendments. The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services. Additionally, the guidance requires improved disclosures to helps users of financial statements better understanding the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance, and is now effective commencing with our 2018 fiscal year. The guidance allows for either a full retrospective or modified retrospective transition method. The Company has completed an initial assessment of the impact of ASU No. 2014-09 on its existing revenue recognition policies and plans to adopt the rule on January 1, 2018 using the cumulative effect method of adoption. Based on the analysis completed to date, the Company does not currently anticipate that the new rule will have a material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Subsequent Events

Management has evaluated subsequent events or transactions through the date which the financial statements were available to be issued.

NOTE 3 -   **RECEIVABLES FROM JOINT ACCOUNTS**

The Company acts as either the managing or co-managing underwriter of various underwriting issuances and subsequent sales of State and Municipal Obligations. The Company, as managing underwriter, enters the bid for the joint account and if awarded the bonds, maintains the records of the underwriting group. As managing underwriter, the Company purchases bonds from the issuer and in turn uses the bonds as collateral with their clearing broker for providing the funds. The securities held in the joint accounts are measured at fair value. See Note 5 for discussion of fair value measurements. At December 31, 2017, the amount advanced on behalf of joint account participants was $1,322,388. Good Faith Deposits represent deposits made with municipalities for a prospective underwriting of bonds. Good Faith Deposits totaled $348,900 at December 31, 2017.

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 4 -   **PROPERTY AND EQUIPMENT**

Major classes of property and equipment consist of the following:

	Estimated Useful life - Years	2017
Furniture and fixtures	7 - 10	$ 758,426
Equipment	7 - 10	733,456
Leasehold improvements	Term of lease	639,537
Computer Software	7 - 10	402,276
		2,533,695
Less: accumulated depreciation and amortization		2,255,701
Net property and equipment		$ 277,994

* The depreciation and amortization expense for the year ended December 31, 2017 Aggregated $132,190

NOTE 5 -   FAIR VALUE MEASUREMENTS

The Company accounts for marketable debt securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Level 3

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2017. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Level 2 investment values are determined by supply and demand and the demand is driven by a myriad of factors some of which are credit rating, maturity, call or put features, sources of interest and principal payments and geopolitical risk. The values used by the Company for financial reporting purposes are based on management review of matrix pricing data which reflect

NOTE 5 -   FAIR VALUE MEASUREMENTS (Continued)

Basis of Fair Value Measurement (Continued)

the prices of bonds with similar interest rates, maturity and credit rating, and then make judgments based on that data along with assessment of the other factors above, not captured in matrix pricing, that affect the likely price that would be obtained upon sale.

Description	12/31/17	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State and Municipal Government Obligations	$ 50,643,308	$ -	$ 50,643,308	$ -
State and Municipal Government Obligations - on behalf of joint account participants	$ 1,322,388	$ -	$ 1,322,388	$ -

Approximately 90% of the Company's customer basis is located at the northeast section of the United States of America. There are no transfers among Levels 1, 2, or 3 during the year

NOTE 6 -   **RELATED PARTY TRANSACTIONS**

The Company has loans receivable from three employees aggregating $26,800 as of December 31, 2017. All loans are payable on demand and interest is charged at 2% annum.

In 2017 Employees purchased or sold the following company stock: 8,328 shares purchased and sold 169,576 shares

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 7 -   **NET CAPITAL REQUIREMENTS**

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2017, the Company had net capital of $22,122,062 which exceeded the requirements by $21,872,062. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

NOTE 8 -   **ACCRUED EXPENSES AND TAXES PAYABLE**

Accrued expenses and taxes payable consist of the following:

Accrued 401(k) profit sharing	$ 883,862
Accrued clearing and interest payable	188,361
Accrued SIPC fees	14,400
Accrued professional fees	120,000
Other accrued expenses	682,060
Total	$ 1,888,683

NOTE 9 -   **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of security is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties are limited by Receive Versus Payments/Delivery Versus Payments clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

NOTE 9 -   **CONCENTRATIONS OF CREDIT RISK** (Continued)

Financial instruments that potentially subject the Company to concentrations of credit risk include unsecured cash. At December 31, 2017, the Company had cash deposits with one bank that is in excess of federally insured amounts by approximately $2,363,634.

NOTE 10 -   **COMMITMENTS AND CONTINGENT LIABILITIES**

At December 31, 2017, the Company had an open commitment in the amount of $4,975,000 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2017.

Operating Leases

The Company is obligated under various leases for office space located in Boston, MA, Providence, RI, East Hartford, CT, Warren, NJ, Buffalo, NY, and New York, NY. The leases range from one year to five years in duration.

The Company's future minimum lease commitments under real estate leases are as follows:

	Year Ended **December 31, 2017**
2018	$ 515,449
2019	469,714
2020	105,198
2021	28,920
2022	9,640
	$ 1,128,921

Rent expense for the year ended December 31, 2017 amounted to $668,108.

NOTE 10 -   **COMMITMENTS AND CONTINGENT LIABILITIES** (Continued)

Profit Sharing Plan

The Company is the sponsor of a profit sharing plan for the benefit of its employees. Participants must be 21 years of age or older and have completed one year of service. All contributions are totally discretionary and are allocated based on a participant's eligible salary in ratio to total compensation of all eligible participants.

For the year ended December 31, 2017, the Company made a contribution of $883,862.

The Company also sponsors a 401(k) Profit Sharing Plan under Section 401(k) of the Internal Revenue Code, which provides tax-deferred salary deductions for eligible employees. Participants must be 21 years of age or older and have completed 1 year of service to be eligible to make voluntary contributions (not to exceed federally determined maximum allowable amount) to the plan. The Company may make contributions for a plan year designated as "qualified non elective contributions" and allocate them to non-highly compensated employees to help the plan pass one or more annually required Internal Revenue Code nondiscrimination tests.

SUPPLEMENTARY INFORMATION

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Total stockholders' equity qualified for net capital	$ 27,264,880
Deductions or charges	
. Non-allowable assets	
Net book value of fixed assets	277,994
Prepaid expenses and other current assets	1,048,599
Loans receivable - employees	26,800
Total non-allowable assets	1,353,393
Net capital before haircuts on securities positions	25,911,487
Haircuts	
Contractual securities	309,800
State and municipal government obligations	3,479,626
Total haircuts	3,789,426
Net capital	$ 22,122,062

Computation of Basic Net Capital Requirement

Minimum net capital required - 6 2/3% of Total aggregate indebtedness	$ 125,912
Minimum dollar net capital requirement of reporting dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	
(Net capital less net capital requirement)	$ 21,872,062
Excess net capital at 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement)	$ 21,822,062

ROOSEVELT & CROSS, INCORPORATED
RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL AND COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2017

Reconciliation of Net Capital to Submitted Unaudited Net Capital

Net capital per unaudited X17A-5	$ 21,430,918
Net capital per audited report	$ 22,122,062
Decrease in non-allowable	$ 381,344
Decrease in Haircuts	$ 309,800

Computation of Aggregate Indebtedness

Aggregate indebtedness liabilities	
Accrued expenses and taxes payable	$ 1,888,683
Total I aggregate indebtedness	$ 1,888,683
Percentage of aggregate indebtedness to net capital	8.54%
Percentage of aggregate indebtedness to net capital after Anticipated capital withdrawals	11.78%

ROOSEVELT & CROSS, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. Accordingly there are no items to report under the requirement of this rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Roosevelt & Cross, Incorporated

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Roosevelt & Cross, Incorporated (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

New York, New York
February 27, 2018

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

ROOSEVELT & CROSS
INCORPORATED

ONE EXCHANGE PLAZA, 55 BROADWAY
NEW YORK, N Y 10006
212-344-2500

Annual Exemption Report
For the year ended December 31, 2017

To the best of our knowledge and belief, Roosevelt & Cross, Incorporated, a non-carrying broker-dealer, is exempt from Rule 15C3-3 under paragraph (k) (2) (ii), namely a broker-dealer whose customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Roosevelt & Cross, Incorporated met the identified exemption provision throughout the most recent year ended December 31, 2017 without exception.

By: *[signature]*

David Gilman
Chief Financial Officer

295 Main Street Suite 718
Buffalo, New York 14203
716-856-6950

330 Roberts Street Suite 201
East Hartford, Connecticut 06108
860-244-3000

56 Exchange Terrace, Suite 350
Providence, Rhode Island 02903
401-331-8700

2 North Road Suite 1
Warren, New Jersey 07059
201-656-7999

1 Faneuil Hall Market Place Suite 5165
Boston, Massachusetts 02109
617-723-0030

ROOSEVELT & CROSS, INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2017

TABLE OF CONTENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Roosevelt & Cross, Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Roosevelt & Cross, Incorporated (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
- Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 27, 2018
New York, New York

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

ROOSEVELT & CROSS, INCORPORATED
SCHEDULE OF ASSESSMENT AND PAYMENTS TO SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) PURSUANT TO RULE 17A-5(e)(4)
YEAR ENDED DECEMBER 31, 2017

General assessment	$ 28,549
Less:	
Payments made with SIPC-6:	
July 11, 2017	14,075
Total assessment balance due	$ 14,474
Determination of SIPC net operating revenues and general assessment	
Total revenue (Focus, Statement of Income (Loss), Part IIA Line 9)	$ 20,232,834
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	1,119,564
The greater of:	
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend expense deducted in determining total revenue above) but not in excess of total interest and dividend income	
40% of margin interest earned on customers securities accounts (40% of FOCUS line 5)	80,531
Total deductions	(1,200,095)
SIPC net operating revenues	$ 19,032,739
General assessment @.0015	$ 28,549